INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER 2013

The following management’s discussion and analysis (“MD&A”), which is dated as of August 14, 2013, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the three and six month periods ended June 30, 2013, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2013 (the “Second Quarter Financial Statements”), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2012. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated March 28, 2013, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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General

The Company is engaged in mineral exploration with a primary focus on gold. The Company’s main areas of exploration are in the Orientale and North Kivu provinces of the DRC where the Company holds or controls rights under 66 exploration permits (16,431 square kilometres), directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the permits.

During the first six months of 2013 and up to the date of this MD&A, the Company continued to carry out exploration activities at its Ngayu project in Orientale Province of northeastern DRC. Exploration consisted of gridding, mapping, soil and stream surveys (including Bulk Leach Extractable Gold (“BLEG”) surveys), augering, rock geochemical sampling and geophysical induced polarization (“IP”) surveys as well as core drilling within the Ngayu exploration permit areas.

In a press release dated April 9, 2013, the Company announced updated mineral resource estimates for the Company's Makapela prospect at the Ngayu project.

In a press release dated April 23, 2013, the Company announced results of IP surveys at the Company's Nagasa prospect at the Ngayu project. The Company acquired IP equipment in January 2013 with the objectives of: (a) locating potentially mineralized zones in areas covered by transported overburden where soil geochemistry is problematic, such as at Nagasa, and (b) testing for “blind” ore bodies where mineralization does not reach surface.

In a press release dated April 25, 2013, the Company announced that its common shares would begin trading on the Toronto Stock Exchange effective April 26, 2013 and would be delisted from the TSX Venture Exchange at the same time.

In a press release dated July 31, 2013, the Company updated exploration activities at its Ngayu project including announcing drilling results. The Company also reported that, as a result of the recent sharp decrease in the gold price, the Company will be reducing its exploration effort and overhead costs until market conditions improve.

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Mineral Properties in the Democratic Republic of the Congo

The Company’s exploration activities in the DRC are currently focused on the following projects:

Ngayu Project

The Ngayu project covers an area of 2,087 square kilometers and is found within the Orientale Province in the northeast of the DRC, approximately 270 kilometers northeast of Kisangani. The Ngayu project is situated within the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto (which hosts the Kibali mine development) greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

The Company has an option agreement with Rio Tinto Exploration RDC Orientale SPRL on the gold rights at Ngayu. Under the option agreement, the Company has a maximum period of 10 years (until February 2022) to make a discovery and complete feasibility studies and to convert the exploration permits into exploitation permits.

The Ngayu project includes a number of exploration prospects already identified such as Makapela, Yindi, Itali, Mondarabe, Nagasa, Matete and Anguluku.

Makapela prospect

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills. The veins outcrop in three large artisanal pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres.

As stated in the Company’s press release of April 9, 2013, an updated resource statement for Makapela was announced consisting of an Indicated mineral resource of 614,200 ounces (2.20 million tonnes grading 8.66 g/t Au) and an Inferred mineral resource of 549,600 ounces (3.22 million tonnes grading 5.30 g/t Au).

Due to the sharp decline in the gold price during the second quarter of 2013, it was decided not to incur any further expenditure on the Makapela preliminary economic assessment which had been initiated until the gold market improves.

Itali prospect

The Itali prospect is located in the Matete area, about 40 kilometres to the north-west of Yindi and 10 kilometres south of Makapela. This prospect is situated on the southern limb of the west-south-west trending fold in the Imva-Babeyru area, defined by magnetic highs interpreted to be caused by banded ironstone formation (“BIF”) units. Mineralization was first intersected by trench and core holes, which returned 42.50 metres grading 2.11 g/t Au and 38.82 metres grading 2.66 g/t Au respectively. Artisanal workings and soil sampling results indicate that there is potential for the mineralized zone to extend over a strike of approximately 1 kilometre.

Ground geophysics and further drilling will be considered to determine the strike potential, and to identify the higher-grade parts of the mineralized package.

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Mondarabe

Soil sampling and rock chip sampling at Mondarabe have to date defined two anomalous areas, one the north of the grid in the vicinity of the Mondarabe artisanal workings, where +100 ppb values (maximum of 2350 ppb) occur over a strike of 960 metres, and one in the southern part of the grid, on a hill associated with folded BIF. Five diamond drill holes have been completed on the northern anomaly where gold mineralization is associated mainly with foliation-parallel quartz veins and veinlets within a series of metapelites, intruded by sills of dolerite and minor quartz porphyry. Shearing has preferentially affected the dolerite, and hydrothermal fluids have mineralized the shear zones to varying degrees. The most significant mineralized intersections included 10.46 metres grading 2.01 g/t Au, 2.14 metres grading 31.1 g/t Au and 0.66 metres grading 148 g/t Au.

Two drill holes were completed on the southern soil anomaly, which is associated with folded BIF. Both holes intersected significant widths of BIF, with individual units of up to 96 metres, interbedded with sericite schist. The BIF is locally quartz-veined and pyritized, the sulphide occurring as disseminated crystals, massive bands and patches. Despite the fairly widespread hydrothermal alteration, the mineralized zones intersected were relatively narrow, the best intersections in holes 6 and 7 being 3.23 metres grading 3.78 g/t Au and 1.23 metres grading 9.46 g/t Au respectively.

Nagasa

The Nagasa prospect is located on the southern limb of the Imva Fold, and is underlain by schists containing several BIF horizons which strike east-west and dip steeply to the north. Strike-parallel faults, probably thrusts, are interpreted from the aeromagnetic data. A prominent BLEG anomaly is found at Nagasa.

The area is characterized by a relatively complex regolith cover, comprising a colluvial layer up to 3 metres thick containing abundant quartz clasts, overlain by a fine grained silty clay layer, interpreted to be palaeo-alluvium. The matrix of the colluvium is auriferous and is extensively pitted by artisanal miners, soil anomalies occurring where the colluvial material has been brought to surface. A +100 ppb soil anomaly with a strike of 3.5 kilometres is present in the eastern half of the grid, with values of up to 4,070 ppb Au. A second soil anomaly with a strike of about 1 kilometre occurs in the west.

Due to the overburden (regolith) covering much of Nagasa, it was decided to undertake geophysical IP ground surveys with the objective of detecting mineralized units below the regolith cover. IP surveys were conducted over an initial 2 km x 2 km block at Nagasa, and three well-defined anomalies were delineated. Additional IP surveys were subsequently carried out to the east and west to determine the strike potential of the anomalies. The southernmost Anomaly (Anomaly 1) has a strike length of at least 6 km, and is associated with zones of colluvial workings and with localized remnants of colonial mining activity. Pole-Dipole IP arrays were also undertaken to produce pseudo cross sections which indicated that the higher chargeability anomalies were located at depth.

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Two diamond drill holes, with a strike separation of 2,800 metres, were drilled to test Anomaly 1. IP Anomaly 2 was defined over a 2.9 km strike and is located 500 metres north of, and parallel to Anomaly 1. Two wide spaced holes, 500 metres apart, were drilled into Anomaly 2. Again the higher chargeability anomalies from the Pole-Dipole sections appeared to be more prominent at depth and did not come to surface. One core hole was also drilled into the delineated 1.6 km IP Anomaly 3 which is located about 1 km north of Anomaly 2, and occurs on a topographic high associated with the main BIF unit. Four other shallower diamond drill holes have also been completed by the Company at Nagasa. No significant mineralized zones were drilled at IP Anomaly 2 and Anomaly 3 although broad zones of hydrothermal alteration were intersected while at Anomaly 1, the most significant intersections were 3.72 metres grading 3.17 g/t Au, 2.00 metres grading 2.22 g/t Au and 0.41 metres grading 27.4 g/t Au.

Further closer spaced drilling is required to delineate discrete mineralization within the broad hydrothermally altered zones at Nagasa.

Matete and Anguluku

IP surveys are currently in progress at the Matete and Anguluku prospects where the surface expression of mineralization may be masked by the presence of transported overburden. Both prospects were identified as high priority BLEG targets and the airborne magnetic data indicated that the areas currently being covered by IP are underlain by structurally favourable (folded and faulted) BIF. At both prospects, 4 sq km will initially be covered by gradient array IP, followed by selected lines of pole-dipole to provide sectional data for drill targeting.

North Kivu Project

The North Kivu project is situated in the North Kivu Province in eastern DRC to the northwest of Lake Edward and consists of 53 exploration permits totaling 14,312 square kilometers. All but four of these exploration permits are currently under force majeure. Historical data has been compiled from the colonial period of alluvial gold mining and exploration which has outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was reportedly mined during the colonial period up to 1960. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

In addition to gold, there are a number of alluvial platinum occurrences in the project area including the type locality for the platinum selenide mineral luberaoite near Lubero. To date no primary source has been found for alluvial platinum occurrences.

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". Additional information with respect to the Company’s North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “indicated” and "inferred” “resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three and six month period ended June 30, 2013, the Company reported a net loss of $639,939 and $1,409,113, respectively compared to a net loss of $706,353 and $719,695 for the same respective periods in 2012. Expenses capitalized to mineral properties are discussed under the “Exploration and Evaluation Expenditures” section below. Significant changes in expenses occurred during the three and six month periods ended June 30, 2013 in the expense categories described below as compared to the three and six month periods ended June 30, 2012:

Consulting, management and professional fees

Consulting, management and professional fees decreased to $45,268 and $137,120 during the three and six month periods ended June 30, 2013 from $179,886 and $341,325 incurred during the respective comparative periods in 2012. The decline in expenses was mainly due to a decrease in investor relations and consulting fees and a reduction in management fees related to the departure of a director in March 2013.

Travel and promotion

The Company incurred travel and promotion expenses of $18,557 and $55,463 respectively, during the three and six month periods ended June 30, 2013 which significantly decreased from $82,871 and $158,828 incurred during the respective corresponding periods in 2012. The decrease was due to decreased visits to the Company's projects in the DRC, as well as decreased corporate travel costs in relation to the Company’s shareholder relations and business promotion activities.

Office and sundry

Office and sundry expenses increased to $144,688 and $243,105 respectively during the three and six month periods ended June 30, 2013 compared to $48,168 and $170,072 during the respective corresponding periods in 2012. The increase in costs in 2013 was mainly related to additional costs incurred in connection with the Company’s Toronto Stock Exchange listing in April 2013.

Gain on derivative financial instruments

A fair value adjustment of $nil and $nil was recorded for the three and six month periods ended June 30, 2013, compared to a gain on derivative financial instruments of $150,585 and $758,451 recorded during the corresponding periods in 2012. The Canadian dollar denominated common share warrants had all expired as at December 31, 2012, and accordingly no gain or loss was recorded during the six month period ended June 30, 2013.

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Foreign exchange loss

The Company recorded a foreign exchange loss of $89,515 during the second quarter of 2013, compared to a foreign exchange loss of $165,968 recorded during the corresponding quarter of 2012. For the six-month period ended June 30, 2013 a foreign exchange loss of $279,001 was recorded, compared to a foreign exchange loss of $47,721 recorded during the corresponding period in 2012. The foreign exchange loss recorded is the result of fluctuations in the value of the United States dollar relative to the Canadian dollar for the three and six-month periods ended June 30, 2013.

Compensation expense-share-based payment

The fair value of employee share-based payment expense decreased to $86,504 and $169,992 for the three and six month periods ended June 30, 2013 compared to $149,132 and $308,957 during the respective corresponding periods in 2012. This decrease is the result of fewer share-based compensation options issued to employees, directors and officers of the Company vesting in the period.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of fiscal 2013. This financial information has been prepared using accounting policies consistent with International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (the “IASB”). The Company’s presentation and functional currency is the United States dollar.

	2013	2013	2012	2012
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	$(639,939)	$(769,174)	$(861,755)	$(500,373)
Net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	2012	2012	2011	2011
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net income (loss)	$(706,353)	$(13,342)	$779,386	$2,383,203
Net earnings (loss) per share	$(0.01)	$0.00	$0.01	$0.04

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The Company’s net loss for the second quarter of 2013 decreased to $639,939 compared to a net loss of $769,174 recorded in the first quarter of 2013. The decline is mainly attributed to the fluctuation in the foreign exchange rate amounting to a decreased foreign exchange loss of $99,971 and a decrease in consulting, management and professional fees of $46,584. The Company’s net loss for the first quarter of 2013 decreased to $769,174 compared to a net loss of $861,755 recorded in the fourth quarter of 2012. The decline is mainly attributed to the fluctuation in the foreign exchange rate amounting to a net decrease of $51,930 and a decrease in consulting, management and professional fees of $50,381. The Company’s net loss for the fourth quarter of 2012 increased to $861,755 from a net loss of $500,373 recorded in the third quarter of 2012. This net loss was most significantly impacted by a $241,416 foreign exchange loss during the fourth quarter of 2012 compared to a $104,038 foreign exchange gain during the third quarter of 2012. The Company’s net loss for the third quarter of 2012 decreased to $500,373 from a net loss of $706,353 recorded in the second quarter of 2012. This net loss was most significantly impacted by a $104,038 foreign exchange gain during the third quarter of 2012 compared to a $165,968 foreign exchange loss during the second quarter of 2012, as well as the decrease in the gain on derivative financial instruments of $9,813 in the third quarter of 2012 compared to $150,585 in the second quarter of 2012. A decrease in the stock based compensation expense from $73,972 in the third quarter of 2012 compared to $149,132 in the second quarter of 2012 also contributed in the decrease of the net loss during the third quarter of 2012. The Company’s net loss for the second quarter of 2012 increased to $706,353 from $13,342 in the first quarter of 2012. This was most significantly impacted by a $165,968 foreign exchange loss during the second quarter of 2012 compared to a $118,247 foreign exchange gain during the first quarter of 2012 and a decrease in the gain on derivative financial instruments from $150,585 in the second quarter of 2012 compared to $607,866 in the first quarter of 2012. The Company’s net loss for the first quarter of 2012 was $13,342 compared to a gain of $779,386 incurred during the fourth quarter of 2011, which was most significantly impacted by a gain on derivative financial instruments during the first quarter of 2012 of $607,866. The Company incurred net income of $779,386 during the fourth quarter of 2011 which was $1,603,817 lower than the net income reported in the third quarter of 2011. This was primarily due to a lower gain on derivative financial instruments in the fourth quarter of 2011 resulting from a decrease in the fair market value of Canadian denominated warrants, as a result of a decrease in the Company’s share price.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at June 30, 2013, the Company had cash and cash equivalents of $3,329,000 and working capital of $2,704,632 compared to cash and cash equivalents of $10,741,699 and working capital of $9,594,825 as at December 31, 2012.

In the Company’s prospectus dated October 1, 2012, the Company provided a listing of the expected use of proceeds from its October 2012 financings. The table below provides a comparison of the Company’s actual disbursement of said funds as at June 30, 2013 as compared to the proposed use of proceeds presented in the Company’s October 1, 2012 prospectus:

	Actual Expenditures (Cdn$ millions)	Prospectus (Cdn$ millions)
Exploration activities
Ngayu Project	$8.79	$9.88
Noth Kivu Project	$0.67	$0.49
Preliminary economic assessment studies	$0.48	$0.39
Administrative and general expenses and working capital of the Company	$1.69	$2.32
Total	$11.63	$13.08

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During the three and six month periods ended June 30, 2013, the Company incurred cash exploration expenditures of $2,731,629 and $5,554,626 (three and six month periods ended June 30, 2012 - $5,071,888 and $9,710,840). A breakdown of all exploration expenditures by project is presented below under “Exploration and Evaluation Expenditures”.

The Company’s current cash position is expected to be sufficient to fund the Company’s exploration activities and overhead for fiscal 2013. As is typical for an exploration company, the Company will need to raise additional funds to continue its exploration program beyond this year. If the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at June 30, 2013 are as follows:

Contractual Obligations	Total	One year	Two to three years	Four to five years	After five years

Operating Lease Obligations	$163,823	$75,611	$88,212	-	-
Purchase Obligations	$136,800	$136,800	-	-	-
Total	$300,623	$212,411	$88,212	-	-

Included in the Company’s minimum operating lease commitments is an amount of $136,800 which relates to a minimum purchase obligation of helicopter services in the DRC.

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Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the six month period ended June 30, 2013:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2012	$9,400,820	$38,854,381	$48,255,201

Field camps expenses	7,916	443,281	451,197
Geophysics	-	34,046	34,046
Geochemistry	1,301	238,257	239,558
Geology	-	47,059	47,059
Drilling	-	593,108	593,108
Feasibility studies	-	388,684	388,684
Helicopter	(1,094)	479,612	478,518
Professional fees	12,800	17,768	30,568
Business promotion	4,380	96,707	101,087
Travel	46,407	232,329	278,736
Office and sundry	42,608	476,254	518,862
Interest and bank charges	8,598	31,665	40,263
Consulting fees	56,334	15,442	71,776
Salaries	118,191	1,733,602	1,851,793
Stock based compensation	-	104,088	104,088
Amortization	25,502	142,148	167,650
Other	12,517	335,984	348,501
Expenditures for the period	335,460	5,410,034	5,745,494
Balance 06/30/2013	$9,736,280	$44,264,415	$54,000,695

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The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the six month period ended June 30, 2012:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2011	$7,596,708	$22,493,655	$30,090,363

Field camps expenses	175,410	1,008,168	1,183,578
Geochemistry	25,335	216,539	241,874
Geology	13,354	81,680	95,034
Drilling	-	3,004,609	3,004,609
Helicopter	6,832	1,868,837	1,875,669
Professional fees	56,983	67,407	124,390
Business promotion	21,428	143,792	165,220
Travel	107,359	314,717	422,076
Office and sundry	422,122	269,176	691,298
Interest and bank charges	27,492	38,768	66,260
Consulting fees	74,204	38,284	112,488
Salaries	298,271	1,678,882	1,977,153
Stock based compensation	-	115,702	115,702
Amortization	25,541	124,733	150,274
Other	111,666	368,555	480,221
Expenditures for the period	1,365,997	9,339,849	10,705,846
Balance 06/30/2012	$8,962,705	$31,833,504	$40,796,209

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 14, 2013, the Company had outstanding 73,439,732 common shares, 6,465,000 stock options and 554,700 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$1.05 until October 2013).

Related Party Transactions

a)	Key Management Personnel

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six month periods ended June 30, 2013 and 2012 was as follows:

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	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Salaries	$233,307	$270,920	$487,867	$496,734
Employee retention allowance	$17,006	$15,678	$33,915	$31,465
Compensation expense-share-based payments	$14,378	$120,767	$99,906	$225,336
	$264,691	$407,365	$621,688	$753,535

b)	Other Related Parties

As at June 30, 2013, an amount of $41,552 was due from Banro Corporation (a company with common directors) related to common expenses in the DRC (December 31, 2012 - $17,760).

	June 30, 2013	December 31, 2012
	$	$
Due from related parties	41,552	17,760

Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact its consolidated financial statements.

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

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In May 2013, IFRS Interpretation Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. Under International Financial Reporting Standards (“IFRS”), the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

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The model inputs for options granted during the six months ended June 30, 2012 included the following (no options were granted during the six months ended June 30, 2013):

Three month period ended	June 30, 2013	June 30, 2012
Risk free interest rate	-	1.00%
Expected life	-	3 years
Annualized volatility	-	104.54%
Dividend yield	-	0%
Forfeiture rate	-	2%
Grant date fair value (Cdn$)	-	$1.14

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

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Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than six months.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 12(c) of the Second Quarter Financial Statements for additional details.

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Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. See Note 12(d) of the Second Quarter Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

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The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the three and six month periods ended June 30, 2013, the Company recorded a foreign exchange loss of $89,515 and $279,001, respectively and a foreign exchange loss of $165,968 and $47,721 for the respective periods in 2012, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated March 28, 2013 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2012, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2012, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2012, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the six month period ended June 30, 2013, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

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